Wireless Ronin Technologies, Inc.
5929 Baker Road, Suite 475
Minnetonka, MN 55345

VIA EDGAR AND EMAIL	September 25, 2009

Stephani Bouvet
Mail Stop 4561
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wireless Ronin Technologies, Inc.
Registration Statement on Form S-3
Filed on September 3, 2009
File No. 333-161700

Dear Ms. Bouvet:

We are responding to the letter from Maryse Mills-Apenteng dated September 22, 2009.  Our response follows the comment included in your letter, which is presented in boldface type.

General

1.
We note that there are outstanding comments on the Form 10-K for the period ended December 31, 2008.  Please be advised that we will not declare the registration statement effective until all outstanding comments have been resolved.

Response:  We have been advised pursuant to a letter from Kathleen Collins, Accounting Branch Chief, dated September 23, 2009, that the staff has completed its review of our Form 10-K and related filings and has no further comments at this time on the specific issues raised.

We acknowledge that:

•
Should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the above-referenced filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve our company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
Our company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information or have any questions, please call me at (952) 564-3525.

Sincerely,

/s/ Darin P.McAreavey
Darin P. McAreavey
Vice President and Chief Financial Officer

cc:           James C. Granger
  President and Chief Executive Officer
Scott N. Ross, Esq.
  Vice President, General Counsel and Secretary
Brett D. Anderson, Esq.